

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

November 4, 2010

Mr. J. Brian Palmer
Vice President and Chief Accounting Officer
White Mountains Insurance Group, Ltd.
265 Franklin Street, 5th Floor
Boston, Massachusetts 02110

Re: White Mountains Insurance Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-8993

Dear Mr. Palmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Melissa Rocha
Accounting Branch Chief